[redacted]

SEC MISSION

13010247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 16935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/11** (MM/DD/YY) AND ENDING **11/30/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Barclay Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen **(212) 371-3634**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 06 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Beate Bolen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Barclay Investments, Inc.**, as of **November 30**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH LEE CALVERT
Notary Public - State of New York
NO. 01CA6238639
Qualified in New York County
My Commission Expires April 11, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Barclay Investments, Inc.
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the "Company") as of November 30, 2012 that you filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.10 under the Commodity Exchange Act (the "CEAct") and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2012 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
January 24, 2013

Barclay Investments, Inc.

Statement of Financial Condition
November 30, 2012

ASSETS	
Cash and Cash Equivalents	$ 1,959,196
Receivable From Broker-Dealer	346,477
Receivable From Client	4,973
Investments, at fair value	999,450
Loan Receivable - related party	40,099
Property and Equipment, net	385,798
Prepaid Expenses and Other Assets	105,653
Deferred Tax Asset	6,000
Prepaid Tax Deposits	45,410
Total assets	$ 3,893,056
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Commissions and salaries payable	$ 527,476
Accounts payable and accrued expenses	392,142
Income taxes payable	46,200
Total liabilities	965,818
Commitments, Contingencies and Guarantees (Note 8)	
Stockholders' Equity:	
Common stock - $.10 par value	92,257
Additional paid-in capital	1,847,869
Retained earnings	1,771,201
Total stockholders' equity	3,711,327
Treasury Stock, 397,166 shares at cost	(784,089)
Net stockholders' equity	2,927,238
Total liabilities and stockholders' equity	$ 3,893,056

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Organization: Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Futures Association (the "NFA"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned/Investments: Proprietary securities transactions are recorded on the trade date as if they had settled. Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* (see Note 3).

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less, as of acquisition.

Revenue and Expense Recognition: Securities transactions and the related revenue and expenses are recorded on a trade-date basis, as securities transactions occur.

Income Taxes: The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders.

Note 2. Summary of Significant Accounting Policies (Continued)

The Company's deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended November 30, 2012, management has determined that there are no uncertain tax positions.

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments represent Treasury Bills, which are considered Level 1, measured at fair value based on quoted prices.

Note 4. Due From Broker

The clearing and depositary operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2012, substantially all of the receivable from broker-dealer as reflected in the statement of financial condition are deposits with and net gain from riskless principal transactions receivable from this broker.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of November 30, 2012, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Loan Receivable

Loan receivable represents a loan made to an employee that bears interest of 1.5% per annum which matures on June 1, 2013. Accordingly, the fair value of the loan receivable approximates the carrying amount.

Note 6. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 400,157
Leasehold improvements	553,750
	953,907
Less accumulated depreciation and amortization	(568,109)
Property and equipment, net	$ 385,798

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2012, the Company had net capital of $2,328,845, which was $2,264,457 in excess of its required net capital of $64,388. The Company's ratio of aggregate indebtedness to net capital at November 30, 2012 was .4147 to 1.

Note 8. Commitments, Contingencies and Guarantees

The Company is committed under noncancelable operating leases for its New York and California office space expiring between June 2014 and January 2017. The leases contain a provision for escalating annual rents of 3% and 4%, respectively.

The minimum future lease payments under the leases are as follows:

Year ending November 30,	
2013	$ 296,420
2014	281,136
2015	251,095
2016	258,627
2017	43,780
	$ 1,131,058

Note 9. Stockholders' Equity

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

Upon termination of a stockholder's employment with the Company for any reason (the "Qualifying Call Event"), such stockholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA Financial Operational Combined Uniform Single Report ("FOCUS") requirements.

Note 10. Retirement Plans

During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions which are discretionary immediately after the contribution is made.

Note 11. Capital Withdrawals/Assignments

The Company's policy is to distribute to stockholders any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors.

In April 2012, a stockholder of the Company made a partial sale of their share of common stock to other existing stockholders. In September 2012, a stockholder of the Company made a complete sale of their shares of common stock to other existing stockholders.

Note 12. Subsequent Events

In January 2013, a stockholder of the Company made a complete sale of their shares of common stock to other existing stockholders. In the same month, a stockholder of the Company made a partial sale of their shares of common stock to another existing stockholder.

Barclay Investments, Inc.

Statement of Financial Condition

November 30, 2012

McGladrey

Assurance • Tax • Consulting

Barclay Investments, Inc.

Statement of Financial Condition

November 30, 2012